Marina District Finance Company, Inc.

Marina District Development Company, LLC

One Borgata Way

Atlantic City, New Jersey 08401

May 25, 2011

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	Michael McTiernan

Re:	Marina District Finance Company, Inc.
Marina District Development Company, LLC
Registration Statement on Form S-4 (Nos. 333-173275 and 333-173275-01)

Dear Mr. McTiernan:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of Marina District Finance Company, Inc. and Marina District Development Company, LLC (collectively, the “Company”), so that it may become effective at 4:00 P.M., Washington, D.C. time, as of May 26, 2011, or as soon as possible thereafter.

Furthermore, we hereby acknowledge that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marina District Finance Company, Inc.

Marina District Development Company, LLC

By:	/s/ Josh Hirsberg
Josh Hirsberg
Vice President, Chief Financial Officer and Treasurer (Marina District Finance Company, Inc.)
Principal Financial Officer
and Principal Accounting Officer (Marina District Development Company, LLC)